Delisting Determination, The Nasdaq Stock Market, LLC, July 11, 2025, Avenue Therapeutics, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock of Avenue Therapeutics, Inc.
effective at the opening of the trading session on July 28, 2025.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b)(1).
The Company was notified of the Staff determination on November 26, 2024. On December 3, 2024, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Listing Rule 5815.
On January 30, 2025, the hearing was held. On February 24, 2025, the Panel reached a decision and a Decision letter was issued on said date. On March 17, 2025, the Panel issued a decision notifying the Company that it would be suspended from the Exchange since the Company failed to regain compliance with the Listing Rule as required by the Panel decision letter dated February 24, 2025. The Company common stock was suspended on March 19, 2025. The Staff determination to delist the Company common stock became final on May 1, 2025.